Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of China Southern Airlines Company Limited.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

ANNOUNCEMENT IN RELATION TO ACCEPTANCE BY CSRC OF

THE APPLICATION MATERIALS FOR THE NON-PUBLIC

ISSUANCE OF H SHARES OF THE COMPANY

References are made to the announcement of China Southern Airlines Company Limited (the “Company”) dated 29 October 2021 and the circular of the Company dated 11 November 2021 (the “Circular”) in relation to, among other things, (i) the proposed issue of 803,571,428 new A Shares to CSAH; and (ii) the proposed issue of not more than 855,028,969 new H Shares (including 855,028,969 H Shares) to Nan Lung (the “Non-public Issue of H Shares”). Unless otherwise defined, capitalized terms used herein shall have the same meanings as defined in the Circular.

The Company recently received CSRC’s Acceptance Notice of the Application for Administration Permission (Acceptance No. 213595) (《中國證監會行政許可申請受理單》(受理序號：213595)) (the “Acceptance Notice”) issued by CSRC. Pursuant to the Acceptance Notice, CSRC has checked the relevant application materials submitted by the Company for the Non-public Issue of H Shares, and considered that the application materials are complete, and decided to accept such application for administrative permission for further processing.

The Non-public Issue of H Shares is subject to the approval of CSRC and there exists uncertainties as to whether such approval will be granted. The Company will disclose the relevant information in a timely manner according to the progress of relevant matters. Investors are advised to pay attention to the investment risks.

Shareholders and potential investors are advised to exercise caution when dealing in the Shares, and are recommended to seek professional advice if they are in any doubt about their position and as to actions that they should take.

By order of the Board China Southern Airlines Company Limited Xie Bing Company Secretary

Guangzhou, the People’s Republic of China

11 January 2022

As at the date of this announcement, the Directors include Ma Xu Lun and Han Wen Sheng as executive Directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Yan Andrew Y as independent non-executive Directors.